EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================

                                                                   NEWS FROM UTI
Contacts:
Lawrence R. Samuels                             Cecilia Wilkinson/Julie MacMedan
Chief Financial Officer                         PondelWilkinson MS&L
UTi Worldwide Inc.                              310.207.9300
310.604.3311                                    investor@pondel.com


       UTI WORLDWIDE REPORTS FISCAL 2002 SECOND QUARTER FINANCIAL RESULTS -- Asia Pacific Region Supports Growth in Tough Economic Environment --

Rancho Dominguez, California -- September 5, 2001 -- UTi Worldwide Inc. (NasdaqNM:UTIW) today reported financial results in line with previously announced expectations for the three- and six-month periods ended July 31, 2001. The company's results are reported in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP).

For the second quarter of fiscal 2002, net revenues rose 5 percent to $79.0 million from $75.3 million in the corresponding three months last year. Gross revenues totaled $219.4 million, a 5 percent increase over $209.3 million a year earlier. As expected, foreign exchange rates negatively impacted revenues for the current quarter versus the comparable period in the prior year. On a constant currency basis using exchange rates in effect for the fiscal 2001 second quarter, net revenues would have been $86.0 million, reflecting a growth rate of 14 percent over the year-ago period, and gross revenues would have advanced 13 percent to $236.2 million.

Net income for the second quarter of fiscal 2002 increased 13 percent to $5.4 million from net income of $4.8 million for the corresponding 2001 quarter. Diluted earnings per share for the second quarter 2002 was $0.21 versus $0.24 for the corresponding period last year, which reflects the significantly increased number of shares outstanding due to the company's U.S. initial public offering in November 2000.

For the first six months of fiscal 2002, UTi Worldwide recorded net revenues of $153.1 million, an increase of 8.5% over $141.1 million in the same period of fiscal 2001. Gross revenues improved 8 percent to $434.4 million from $402.0 million last year. On a constant currency basis using exchange rates in effect for the first half of fiscal 2001, net revenues would have been $167.3 million, reflecting a growth rate of 19 percent over the year-ago period, and gross revenues would have advanced 16 percent to $466.5 million.

"The business environment remains challenging and certainly impacted our revenue and net income increases for the quarter and first half of fiscal 2002," said Roger I. MacFarlane, UTi's chief executive officer. "We were encouraged by the performance in our Asia Pacific region, which demonstrated strong growth on a year-over-year basis for both the second quarter and six months. This increase was attributable to significant organic growth in that region, as well as our strategic acquisition of Continental during September 2000."

Net income for the first half of fiscal 2002 increased 32 percent to $9.4 million from net income of $7.1 million last year. Diluted earnings per share for the first half of fiscal 2002 was $0.37 versus $0.36 for the corresponding period last year, which reflects the significantly increased number of shares outstanding due to the company's U.S. initial public offering in November 2000.

"As expected and similar to other freight forwarding and logistics companies, our rate of growth in revenue and net income was restrained as a result of the global economic slowdown, industry-wide lower airfreight shipment volumes, and continuing weakness in currency exchange rates," said MacFarlane. "Nevertheless, we believe UTi's global network is well positioned to gain business in the current environment, and to thrive in a more favorable one."

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


EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================

Operating income for the 2002 second quarter grew 18 percent to $8.5 million from $7.2 million last year. The company's operating profit margin, excluding amortization of goodwill, improved 150 basis points to 12.5 percent of net revenues compared with 11.0 percent for the same period a year ago. For the first half of 2002, operating income totaled $13.8 million, a 24 percent increase from $11.1 million in the corresponding period a year earlier. Excluding amortization of goodwill, the company's operating profit margin improved 150 basis points to 10.7 percent of net revenues, compared with 9.2 percent for the same six-month period a year ago.

"We are encouraged by the improved operating margins reported for the second quarter that reflect the progress of ongoing measures initiated in the fourth quarter of last fiscal year. We maintain the view that weak economic conditions around the world are continuing and we are seeing the effect on volume levels, particularly in airfreight. We must, therefore, remain focused on tightly managing transportation costs and general expenses, including headcount, in light of these conditions. We also continue to explore every opportunity to increase business with existing customers and to secure new customers."

As of July 31, 2001, UTi reported total cash and cash equivalents, net of bank lines of credit and short-term bank borrowings, of $61.4 million. Through the first half of fiscal 2002, UTi generated $14 million in free cash flow. "We are especially pleased with our receivable collection performance in this tough economic environment," said MacFarlane.

ABOUT UTI WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call on Wednesday, September 5, 2001, at 6:00 a.m. PDT (9:00 a.m. EDT) to review the company's financials and operations for the second quarter and first half of fiscal 2002. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.streetfusion.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PDT, Wednesday, September 19, 2001 at both Web sites. A telephonic playback of the conference call also will be available from approximately 8:00 a.m. PDT, Wednesday, September 5, through 6:00 p.m. PDT, Wednesday, September 12, by calling 800-633-8284 (domestic) or 858-812-6440 (international) and using Reservation No.19394288.

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its strategies to realize operating margin gains, expectations regarding revenue levels for the remainder of the year, the company's ability to benefit from on-going cost control efforts, the company's focus on gaining market share, and any other statements, which are not historical facts. Many important factors may cause the company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market

================================================================================

EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================

conditions, increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

                                 (Tables Follow)

================================================================================

EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================


UTI WORLDWIDE INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s, except share and per share amounts)

                                                       Three Months Ended                 Six Months Ended
                                                             July 31,                         July 31,
                                                   ---------------------------       ---------------------------
                                                      2001             2000             2001             2000
                                                   ----------       ----------       ----------       ----------
                                                                            (Unaudited)
Gross revenue:
   Airfreight forwarding                           $  117,761       $  110,218       $  238,453       $  218,814
   Ocean freight forwarding                            66,021           63,813          126,140          118,505
   Customs brokerage                                   15,025           15,827           28,499           29,523
   Other                                               20,610           19,435           41,297           35,143
                                                   ----------       ----------       ----------       ----------
     Total gross revenue                              219,417          209,293          434,389          401,985
                                                   ==========       ==========       ==========       ==========

Net revenue:
   Airfreight forwarding                               37,396           35,225           73,449           67,332
   Ocean freight forwarding                            14,574           13,171           27,971           24,083
   Customs brokerage                                   14,492           15,043           27,547           27,818
   Other                                               12,511           11,893           24,182           21,900
                                                   ----------       ----------       ----------       ----------
     Total net revenue                                 78,973           75,332          153,149          141,133
                                                   ----------       ----------       ----------       ----------

Staff costs                                            40,043           38,825           79,293           73,084
Depreciation                                            2,349            2,198            4,655            4,255
Amortization of goodwill                                1,395            1,087            2,658            1,877
Other operating expenses                               26,701           26,043           52,754           50,791
                                                   ----------       ----------       ----------       ----------

Operating income                                        8,485            7,179           13,789           11,126
Interest expense, net                                    (437)            (995)            (652)          (1,660)
(Losses)/gains on foreign exchange                        (12)             665              (91)             633
                                                   ----------       ----------       ----------       ----------

Pretax income                                           8,036            6,849           13,046           10,099
Income tax expense                                     (2,304)          (1,759)          (3,152)          (2,579)
                                                   ----------       ----------       ----------       ----------
Income before minority interests                        5,732            5,090            9,894            7,520
Minority interests                                       (323)            (307)            (465)            (400)
                                                   ----------       ----------       ----------       ----------

Net income                                         $    5,409       $    4,783       $    9,429       $    7,120
                                                   ==========       ==========       ==========       ==========

Diluted earnings per ordinary share                $     0.21       $     0.24       $     0.37       $     0.36

Number of weighted-average diluted shares
  outstanding used for per share calculations      25,555,520       19,796,083       25,540,340       19,873,276

================================================================================

EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================

UTI WORLDWIDE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Prepared in Accordance with U. S. Generally Accepted Accounting Principles) (US$000s)

                                                                       July 31,       January 31,
                                                                        2001             2001
                                                                      ---------       ---------
                                                                     (Unaudited)
ASSETS

Cash and cash equivalents                                             $  89,553       $  98,372
Trade receivables, net                                                  184,616         212,860
Other current assets                                                     25,315          23,551
                                                                      ---------       ---------
         Total current assets                                           299,484         334,783

Property, plant and equipment, net                                       31,967          34,952
Goodwill, net                                                            69,558          68,043
Investments                                                                 173             209
Deferred income tax assets                                                1,961           1,469
Other non-current assets                                                  4,396           4,297
                                                                      ---------       ---------
         Total assets                                                 $ 407,539       $ 443,753
                                                                      =========       =========

LIABILITIES & SHAREHOLDERS' EQUITY

Bank lines of credit                                                  $  17,148       $  32,609
Current portion of capital lease obligations                              1,848           2,307
Short-term borrowings                                                    11,011          11,570
Trade payables and other accrued liabilities                            165,904         188,902
Income taxes payable                                                      3,838           3,747
Deferred income tax liabilities                                             278             213
                                                                      ---------       ---------
     Total current liabilities                                          200,027         239,348

Long-term bank borrowings                                                 3,040           3,159
Capital lease obligations                                                 8,360           8,672
Deferred income tax liabilities                                           2,311           2,377
Pension obligations                                                         643             682
                                                                      ---------       ---------
         Total long-term liabilities                                     14,354          14,890

Minority interests                                                        1,702           2,027

Commitments and contingencies

Shareholders' equity:
     Common stock (ordinary shares of no par value:
         25,686,614 and 25,685,950 shares issued and
         outstanding as of July 31, 2001 and
         January 31, 2001 respectively)                                 206,723         206,626
     Retained earnings                                                   26,879          19,376
     Accumulated other comprehensive loss                               (42,146)        (38,514)
                                                                      ---------       ---------
         Total shareholders' equity                                     191,456         187,488
                                                                      ---------       ---------
                      Total liabilities and shareholders' equity      $ 407,539       $ 443,753
                                                                      =========       =========

================================================================================

EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================

UTI WORLDWIDE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)

                                                                     Six Months Ended
                                                                         July 31,
                                                                 -----------------------
                                                                   2001           2000
                                                                 --------       --------
                                                                       (Unaudited)
OPERATING ACTIVITIES:
Net income                                                       $  9,429       $  7,120
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Stock compensation costs                                          95          1,416
     Depreciation                                                   4,655          4,255
     Amortization of goodwill                                       2,658          1,877
     Deferred income taxes                                            127            343
     Gain on disposal of property, plant and equipment                (52)          (221)
     Gain on disposal of other investments                             --           (196)
     Other                                                            340         (1,243)
     Changes in operating assets and liabilities:
         Decrease/(increase) in trade receivables and other
          current assets                                           18,452        (44,413)
         (Decrease)/increase in trade payables and other
         accrued liabilities                                      (17,177)        39,028
                                                                 --------       --------
     Net cash provided by operating activities                     18,527          7,966
                                                                 --------       --------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment                         (3,305)        (8,424)
Proceeds from disposal of property, plant and equipment               428            476
Acquisition of subsidiaries                                        (4,853)        (6,681)
Other                                                                 240            513
                                                                 --------       --------
     Net cash used in investing activities                         (7,490)       (14,116)
                                                                 --------       --------

FINANCING ACTIVITIES:
(Decrease)/increase in bank lines of credit                       (15,461)         9,714
Bank borrowings - advanced                                            135            358
Bank borrowings - repaid                                              (39)          (101)
Capital lease obligations - repaid                                   (567)        (1,232)
Increase in minority interests                                       (401)          (208)
Dividends paid                                                     (1,924)            --
Other                                                                  16            631
                                                                 --------       --------
     Net cash (used in)/provided by financing activities          (18,241)         9,162
                                                                 --------       --------

Net (decrease)/increase in cash and cash equivalents               (7,204)         3,012

Cash and cash equivalents at beginning of period                   98,372         20,760
Effect of foreign exchange rate changes                            (1,615)           973
                                                                 --------       --------

Cash and cash equivalents as of July 31                          $ 89,553       $ 24,745
                                                                 ========       ========

================================================================================

EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================


UTI WORLDWIDE INC.
SEGMENT REPORTING
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)


                                                                      Three Months Ended July 31, 2001
                                           ------------------------------------------------------------------------------------
                                                                        (Unaudited)
                                             Europe        Americas     AsiaPacific       Africa       Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external customers      $  62,027      $  68,959      $  55,470      $  32,961      $      --      $ 219,417
                                           =========      =========      =========      =========      =========      =========

Net revenue                                $  15,317      $  24,010      $  15,452      $  24,194      $      --      $  78,973
Staff costs                                    8,533         14,662          6,643          9,167          1,038         40,043
Depreciation                                     574            623            405            646            101          2,349
Amortization of goodwill                         185            829            303             78             --          1,395
Other operating expenses                       4,043          7,014          4,766         10,972            (94)        26,701
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income                           $   1,982      $     882      $   3,335      $   3,331      $  (1,045)         8,485
                                           =========      =========      =========      =========      =========
Interest expense, net                                                                                                      (437)
Losses on foreign exchange                                                                                                  (12)
                                                                                                                      ---------
Pretax income                                                                                                             8,036
Income tax expense                                                                                                       (2,304)
                                                                                                                      ---------
Income before minority interests                                                                                      $   5,732
                                                                                                                      =========


                                                                      Three Months Ended July 31, 2000
                                           ------------------------------------------------------------------------------------
                                                                        (Unaudited)
                                             Europe        Americas     AsiaPacific       Africa       Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external customers      $  75,193      $  74,274      $  31,854      $  27,972            $--      $ 209,293
                                           =========      =========      =========      =========      =========      =========

Net revenue                                $  16,663      $  25,417      $   8,850      $  24,402            $--      $  75,332
Staff costs                                    8,661         15,158          4,076         10,420            510         38,825
Depreciation                                     599            534            212            774             79          2,198
Amortization of goodwill                         184            683            138             82             --          1,087
Other operating expenses                       5,638          7,478          2,815         10,118             (6)        26,043
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income                           $   1,581      $   1,564      $   1,609      $   3,008      $    (583)         7,179
                                           =========      =========      =========      =========      =========
Interest expense, net                                                                                                      (995)
Gains on foreign exchange                                                                                                   665
                                                                                                                      ---------
Pretax income                                                                                                             6,849
Income tax expense                                                                                                       (1,759)
                                                                                                                      ---------
Income before minority interests                                                                                      $   5,090
                                                                                                                      =========

================================================================================

EXHIBIT 99.1                                NEWS RELEASE DATED SEPTEMBER 5, 2001
================================================================================


UTI WORLDWIDE INC.
SEGMENT REPORTING
(Prepared in Accordance with U.S. Generally Accepted Accounting Principles) (US$000s)


                                                                       Six Months Ended July 31, 2001
                                           ------------------------------------------------------------------------------------
                                                                        (Unaudited)
                                             Europe        Americas     AsiaPacific       Africa       Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external customers      $ 126,595      $ 134,741      $ 110,575      $  62,478            $--      $ 434,389
                                           =========      =========      =========      =========      =========      =========

Net revenue                                $  30,193      $  47,978      $  28,810      $  46,168            $--      $ 153,149
Staff costs                                   17,163         29,092         12,871         18,035          2,132         79,293
Depreciation                                   1,154          1,258            785          1,283            175          4,655
Amortization of goodwill                         334          1,561            607            156             --          2,658
Other operating expenses                       7,877         14,546          8,910         21,393             28         52,754
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income                           $   3,665      $   1,521      $   5,637      $   5,301      $  (2,335)        13,789
                                           =========      =========      =========      =========      =========
Interest expense, net                                                                                                      (652)
Losses on foreign exchange                                                                                                  (91)
                                                                                                                      ---------
Pretax income                                                                                                            13,046
Income tax expense                                                                                                       (3,152)
                                                                                                                      ---------
Income before minority interests                                                                                      $   9,894
                                                                                                                      =========


                                                                       Six Months Ended July 31, 2000
                                           ------------------------------------------------------------------------------------
                                                                        (Unaudited)
                                             Europe        Americas     AsiaPacific       Africa       Corporate        Total
                                           ---------      ---------      ---------      ---------      ---------      ---------
Gross revenue from external customers      $ 137,660      $ 132,137      $  69,158      $  63,030            $--      $ 401,985
                                           =========      =========      =========      =========      =========      =========

Net revenue                                $  30,231      $  45,669      $  17,358      $  47,875            $--      $ 141,133
Staff costs                                   16,255         27,756          8,081         20,408            584         73,084
Depreciation                                   1,085            994            411          1,590            175          4,255
Amortization of goodwill                         300          1,193            222            162             --          1,877
Other operating expenses                       9,415         14,002          5,527         21,315            532         50,791
                                           ---------      ---------      ---------      ---------      ---------      ---------
Operating income                           $   3,176      $   1,724      $   3,117      $   4,400      $  (1,291)        11,126
                                           =========      =========      =========      =========      =========
Interest expense, net                                                                                                    (1,660)
Gains on foreign exchange                                                                                                   633
                                                                                                                      ---------
Pretax income                                                                                                            10,099
Income tax expense                                                                                                       (2,579)
                                                                                                                      ---------
Income before minority interests                                                                                      $   7,520
                                                                                                                      =========

================================================================================